UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

# Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For 06 February 2014

# Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No X



## Press Release

## Update 3: Doornkop mine

**Johannesburg: Thursday, 6 February 2014:** Harmony Gold Mining Company Limited ("Harmony" and/or "the company") regrets to advise that rescue workers have located the bodies of eight of the employees who were unaccounted following the fire at the Doornkop gold mine. The search continues for the ninth employee.

The fire was reported in a stope adjacent to 192 level haulage (some 1 733m underground) around 18:00 on Tuesday, 4 February 2014, following a seismic event that triggered a fall of ground. Rescue teams were immediately dispatched underground, but access to the affected area was hampered by smoke and a fall of ground.

At around 07:00 on 5 February, rescue workers located eight employees in an underground refuge chamber, and they were brought to surface, unharmed, by 11:00.

Harmony's CEO Graham Briggs, the board and management extend their condolences to the families, friends and colleagues of the men who died.

end.

**Issued by Harmony Gold Mining Company Limited**

**6 January 2014**

**For more details contact:**

**Russell and Associates**

**Charmane Russell and/or James Duncan**

**Tel:** **+27 (0)11 880 3924**
**James Duncan mobile:**
**+27 (0) 82 318 9855**
**Charmane Russell mobile:**
**+27 (0) 82 372 5816**

**Corporate Office**:
**Randfontein Office Park**
**P O Box 2**
**Randfontein**
**South Africa 1760**
**T +27 (11) 411 2000**

**www.harmony.co.za**

**JSE:**     **HAR**
**NYSE:**    **HMY**
**ISIN No.:  ZAE000015228**

**Registration number:**
**1950/038232/06**

**Sponsor:**
**J.P. Morgan Equities South Africa Proprietary Limited**

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 06, 2014

Harmony Gold Mining Company Limited

By:    /s/ Frank Abbott

Name: Frank Abbott
Title: Financial Director